April 9, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4561

Attention:              Evan S. Jacobson

Maryse Mills-Apenteng

Re:          Advent Software, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 1, 2010
File No. 000-26994

Ladies and Gentlemen:

Advent Software, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 8, 2010, relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy”) filed with the Commission on April 1, 2010.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Proposal No. 3: Approval of Amendments to the 2002 Stock Plan, page 23

1.                                       Proposal No. 3 appears to contain three separate proposals related to your 2002 stock plan, increasing the number of shares available for issuance, modifying the share usage provisions, and extending the expiration date.  Please revise your proxy card to provide separate boxes for shareholders to approve, disapprove, or abstain with respect to each of the three proposals, and make corresponding changes to the disclosure in your proxy statement.  See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1).  If you conclude that it is not necessary to present these proposals separately, please tell us why.

The Company intends to have the shareholders approve only one proposal, which consists of an amended 2002 Stock Plan in its entirety.  The disclosures endeavor to highlight the three most material revisions from the prior version of the Plan, but the Company believes these terms are interrelated and that the stockholders should consider the amended plan as a whole and not the individual components.

For example, the Company arrived at the ratio by which shares granted as restricted stock or restricted stock unit awards deplete the Plan’s share reserve for each share granted by taking into consideration the number of shares requested, and determined to extend the term of the Plan using the anticipated timeline of issuing the newly reserved shares.  The intrinsic linkage of the different components of the amended Plan means that splitting the amendments into several proposals could create an unintended consequence that would be more or less dilutive to shareholders than anticipated.  Therefore, the Company believes that it is more appropriate that the stockholders consider the amended plan as a whole.  The Company has revised its Proxy to more clearly state that the Plan as a whole is being approved.

2.                                       We note your statement on page 23 that approval of the plan as amended also will reconfirm approval of the performance goals specified in the Plan.  It does not appear that shareholders are being given an opportunity to vote on this measure.  Please explain how you determined that a separate shareholder vote on this measure was unnecessary.

Per the Company’s response to the prior question, the Company is intending that the stockholders consider the amended plan as a whole, and a description of the material terms of the plan is included in the Proxy.  The Company believes that because the stockholders have approved the plan, this approval should satisfy the requirements of Section 162(m) of the Internal Revenue Code by being deemed to include approval of the performance goals specified in such plan.  The Company has revised the disclosure in the Proxy to better clarify its intent.

Proposal No. 4: Adoption of Amendment to the Company’s Bylaws to Provide for Majority Voting in Uncontested Director Elections, page 32

3.                                       We note your disclosure that if Proposal No. 4 is adopted and implemented, any nominee for election as a director of the company will be required to submit an irrevocable letter of resignation as a condition to being named as such nominee, and if the nominee does not receive a majority of votes in an uncontested election, your board of directors would be required to either accept or reject such resignation.  It appears that a director nominee who fails to receive a majority vote in an uncontested election, but whose resignation is rejected by the board of directors, would continue to serve as a director.  If correct, please include a clear statement that shareholder approval of Proposal No.4 could result in a situation where the vote of the shareholders is overridden by your board of directors.  In addition, please explain how this result is consistent with your proposed policy to elect directors by majority vote.

The Proxy has been revised to include a statement that the Board could decide to reject a director resignation after failing to receive a majority vote of stockholders.  The Company believes it may be appropriate for the Board to determine that it is in the best interests of the Company and its stockholders to retain the candidate on the Board of Directors.  The Company believes this is an appropriate and common standard to use in considering whether to accept or reject a director’s resignation in this circumstance.  One example of a case where the Board might consider rejecting the resignation could be where the resignation would prevent the Company’s Audit Committee from complying with the relevant SEC rules and Nasdaq listing standards. Because this standard only applies in uncontested elections, the situation would only apply when there were fewer available candidates for the Board than there were open positions. The Board’s explanation of its decision in any event shall be promptly disclosed in accordance with the rules and regulations of the Securities and Exchange Commission and any applicable corporate policies, and therefore the stockholders will be provided with clarity about the actions of the Board and a justification of its conduct.

4.                                       Please revise your disclosure to describe the possible scenarios in which your board of directors would reject a director’s resignation.

The Proxy has been revised to include such a description.  The Company respectfully notes that although it has included an example, it believes that the Board’s determination in any instance will necessarily be based on the facts and circumstances applying to that particular situation and that therefore it will not be able to adequately disclose the particular circumstances in which the Board may make such a determination.  However, as discussed above, the Company has attempted to reflect the process that would surround its deliberations and has noted that it would disclose its determination in accordance with the relevant rules and regulations of the SEC.

5.                                       The current election of directors appears to be an uncontested election.  Please revise to state the impact, if any, that approval of Proposal No. 4 will have on the current election.

The proposal is not intended to impact the results of the current election, but would apply prospectively to future elections.  A statement has been added to the Proxy clarifying that the proposal will not impact the current election.

Beneficial Security Ownership of Management and Certain Beneficial Owners, page 57

6.                                       Please revise to provide the disclosure required by Item 6(d) of Schedule 14A.

The disclosure was omitted from the preliminary filing of the Proxy because the Company intended to use April 9, 2010, the record date, as the date on which the disclosure was based, and the Proxy was filed prior to such date.  Preliminary information is included in the Company’s updated Proxy filing.

Form of Proxy Card

7.                                       Please revise to state that implementation of Proposal 4 is expressly conditioned upon shareholder approval of Proposal 5.  See Exchange Act Rule 14a-4(a)(3).

The Company has revised its Proxy Card to include such a statement.

* * * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (415) 543-7696.  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 543-5070, as well as to Mark Bertelsen of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

ADVENT SOFTWARE, INC.

/s/ James S. Cox
James S. Cox
Chief Financial Officer

cc:           Mark Bertelsen, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation